UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June, 2019

Commission File Number 001-37928

ChipMOS TECHNOLOGIES INC.

(Translation of Registrant’s Name Into English)

No. 1, R&D Rd. 1, Hsinchu Science Park

Hsinchu, Taiwan

Republic of China

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: June 27, 2019	ChipMOS TECHNOLOGIES INC. (Registrant)

	By:	/S/ S. J. Cheng
	Name:	S. J. Cheng
	Title:	Chairman & President

Hsinchu, Taiwan, June 27, 2019 — On June 27, 2019, ChipMOS TECHNOLOGIES INC. (the “Company”) (Taiwan Stock Exchange: 8150 and NASDAQ: IMOS) held the 2nd meeting of its 9th Board of Directors (the “Board”), at which the following matters were resolved and public announcements were made in Taiwan regarding such resolutions:

(1)	Determination of the ex-dividend record date for common shares;

(2)	Ms. Chi-Pei Cho, the Company’s senior manager of Audit Office, applied for resignation because of personal career planning, effective July 12, 2019; and

(3)	Ms. Ling Cheng, has been appointed as the manager of Audit office of the Company, effective on and from July 12, 2019.

On matter (1), the Annual General Meeting resolved that NT$1.20 per share will be distributed from earnings of prior year to the shareholders in cash. The Board resolved that the ex-dividend record date for common shares will be August 13, 2019. Accordingly, pursuant to Article 165 of Taiwan’s Company Act, the book closure period will be from August 9 to August 13, 2019. The last transfer date before the book closure period will be August 8, 2019. Any person holding ChipMOS’ common shares who has not transferred the title of shares should complete the required procedures with the Company’s stock agency: KGI Securities Co., Ltd. (5F, No. 2, Sec. 1, Chongqing S. Rd., Taipei, Taiwan; Tel: +886-2-23892999) by 5:00 p.m., August 8, 2019, Thursday, in person, or by post as per date of postmark. The cash dividend distribution date will be August 30, 2019. The Company will carry out the process of book closure with data provided by the Taiwan Depository and Clearing Corporation (“TDCC”) without further notice.